

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 18, 2008

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08, Bermuda

> **RE:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A**
> **Filed April 30, 2008**
> **Response Letter Dated August 8, 2008**
> **Response Letter Dated August 14, 2008**
> **File No. 1-32657**

Dear Mr. Isenberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        J. Madison